17008331

)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

SEC FILE NUMBER
8-67887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Qatalyst Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, 24th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Boutros (415) 844-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Boutros, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Qatalyst Partners LP, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET G. BEVERLY
Notary Public - California
San Francisco County
Commission # 2040279
My Comm. Expires Oct 1, 2017

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Qatalyst Partners LP

Statement of Financial Condition
December 31, 2016
(Public)

pwc

Report of Independent Registered Public Accounting Firm

To Management of Qatalyst Partners LP:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Qatalyst Partners LP (the "Partnership") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 24, 2017

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	3,190,164
Accounts and investment banking fees receivables		200,000
Accrued revenues		1,600,000
Prepaid expenses and other assets		552,973
Fixed assets, net		1,756,335
Total assets	$	7,299,472
Liabilities and Partners' Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,119,463
Deferred liabilities		553,491
Total liabilities		1,672,954
Commitments and contingencies (Note 4)		
Partners' equity		5,626,518
Total liabilities and partners' equity	$	7,299,472

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Qatalyst Management LLC. The Partnership operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Management believes that the aggregate net fair value of accounts and investment banking fees receivables approximate their carrying value because such receivables are short-term in nature.

Cash and Cash Equivalents

The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and assesses the credit risk. The Partnership has a certificate of deposit of $411,618 that is collateral for a standby letter of credit related to its office lease (note 4).

Investment Banking Fees Receivable

Investment banking fees receivable include receivables relating to the Partnership's investment banking or advisory engagements. The Partnership records an allowance for doubtful accounts on these receivables on a specific identification basis. No allowance for doubtful accounts was recorded as of December 31, 2016.

Income Taxes

As a limited partnership that is a wholly owned subsidiary of another limited partnership, the entity is disregarded for tax purposes. Accordingly, the Partnership has determined that it has no uncertain tax position and therefore no provision is made in the financial statements of the Partnership for income tax. All income and losses of the Partnership are reportable by the partners of the Parent in accordance with the relevant provisions of the Internal Revenue Code.

Leases

In February 2016, the FASB issued new guidance for the accounting for leases. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. This new accounting guidance applies to all nonpublic business entities with annual periods beginning after December 15, 2019. The Partnership is currently evaluating the impact of adopting the guidance.

Going Concern

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." The core objective of this guidance is that management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. The provisions of ASU No. 2014-15 are effective as of December 31, 2016. There was no impact to the Partnership as a result of the ASU.

3. Fixed Assets

As of December 31, 2016, fixed assets consisted of the following:

	Computers, software and equipment	Furniture and fixtures	Total
Fixed assets	$ 1,236,772	$ 1,556,985	$ 2,793,757
Less: Accumulated depreciation	(618,216)	(419,206)	(1,037,422)
Fixed asset, net	$ 618,556	$ 1,137,779	$ 1,756,335

4. Commitments and Contingencies

Operating Leases

The Partnership leases office space under an operating lease. The term of the lease expires on March 31, 2021. The Partnership has a standby letter of credit for $411,618 to cover the security deposit for its office lease.

As of December 31, 2016, the future minimum lease payments under noncancelable operating leases are as follows:

2017	$ 1,481,225
2018	1,525,692
2019	1,571,469
2020	1,618,558
2021	411,618
Thereafter	-
Total	$ 6,608,562

5. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or threats that will result in any material adverse effect on the Partnership's financial statements.

6. Regulatory Requirements

The Partnership is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2016, the Partnership had net capital of $1,104,358 which was $992,828 in excess of its required net capital of $111,530. The Partnership's ratio of aggregate indebtedness to net capital was 1.515 to 1.

7. Related Party

The Partnership is subject to an expense sharing agreement with the Parent, whereby certain overhead expenses are allocated between the Partnership and the Parent based on the benefit derived from the services provided.

8. Subsequent Events

As of February 24, 2017, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the financial statements as presented.